GULFMARK OFFSHORE, INC. FILES

$250 MILLION SHELF REGISTRATION

     HOUSTON, TX., December 17, 2002 -- GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced it has filed a $250 million shelf registration statement on Form S-3 with the Securities & Exchange Commission to register the offer and sale by the Company from time to time of up to $250 million of various securities, which may include common stock, warrants, debt securities, and or preferred stock.

      "We have no immediate plans to offer any of the securities for sale, but believe it is prudent to have registered securities available to fund future opportunities," said president and chief operating officer, Bruce Streeter. He added that the new shelf registration statement replaces the one filed in 2000 that expired.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry with a fleet of fifty-five (55) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.